SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

September 30, 2009
with Report of Independent Registered Public Accounting Firm

Net Serviços de Comunicação S.A.

Condensed consolidated interim financial statements (Unaudited)

September 30, 2009 and December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of September 30, 2009, the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2009 and 2008, and the condensed consolidated statements of changes in stockholders’ equity and comprehensive income and cash flows for the nine-month periods ended September 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated February 10, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil, October 20, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

B. Alfredo Baddini Blanc
Partner

Net Serviços de Comunicação S.A.

Condensed consolidated balance sheets
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

	September 30,	December 31,
	2009	2008

Assets	(Unaudited)
Current assets
Cash and cash equivalents	US$ 335,113	US$ 315,310
Trade accounts receivable, net of allowance for doubtful accounts of US$22,066 at September 30, 2009 and US$16,245 at December 31, 2008	254,380	161,933
Inventories	30,661	26,426
Deferred income taxes	13,886	7,173
Recoverable income taxes	87,700	42,943
Prepaid expenses	17,017	11,565
Other current assets	6,025	5,473

Total current assets	744,782	570,823

Non-current assets
Property and equipment, net	1,527,637	1,023,839
Goodwill	1,106,840	814,884
Intangible assets	353,809	292,266
Deferred income taxes	63,549	66,850
Judicial deposits	68,021	47,464
Recoverable income taxes	21,703	21,524
Other non-current assets	6,215	4,306

Total non-current assets	3,147,774	2,271,133

Total assets	US$ 3,892,556	US$ 2,841,956

	September 30,	December 31,
	2009	2008

Liabilities and stockholders’ equity	(Unaudited)
Current liabilities
Trade accounts payable	US$ 126,556	US$ 127,664
Accounts payable to programmers	87,723	63,508
Income taxes payable	57,274	34,648
Sales taxes payable	69,724	47,166
Payroll and related charges	91,545	68,753
Current portion of long-term debt	32,784	16,567
Interest payable	21,656	9,890
Deferred revenue	113,331	83,431
Accrued expenses	-	25,029
Accounts payable - Swap	37,935	-
Other liabilities	31,339	18,439

Total current liabilities	669,867	495,095

Non-current liabilities
Long-term debt, less current portion	864,351	730,333
Deferred sign-on, hook-up fee and programming benefits	75,674	45,329
Estimated liability for tax, labor and civil claims and assessments	367,382	297,790
Accrued expenses and other liabilities	64,756	33,982

Total non-current liabilities	1,372,163	1,107,434

Total liabilities	2,042,030	1,602,529

Stockholders’ equity
Preferred stock, no par value	2,381,935	2,373,572
Common stock, no par value	1,004,139	987,414
Additional paid-in capital	13,571	38,659
Accumulated deficit	(1,582,325)	(1,781,395)
Accumulated other comprehensive income (loss)	33,206	(378,823)

Total stockholders’ equity	1,850,526	1,239,427

Total liabilities and stockholders’ equity	US$ 3,892,556	US$ 2,841,956

See accompanying notes to the unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of income (Unaudited)
September 30, 2009 and 2008
(Thousands of United States dollars, except per share and share amounts)

	Three months ended September 30, 2009 and 2008		Nine months ended September 30, 2009 and 2008

Total revenue	US$ 839,781	US$ 757,788	US$ 2,157,931	US$ 2,085,952
Taxes and other deductions from revenues	(200,503)	(188,731)	(520,415)	(500,393)

Net operating revenue	639,278	569,057	1,637,516	1,585,559

Programming and other operating costs excluding
depreciation and amortization:
Third party providers	(59,199)	(43,908)	(129,768)	(123,053)
Related parties	(82,753)	(85,575)	(239,863)	(248,283)
Other operating costs	(174,563)	(146,470)	(439,147)	(386,200)
Selling, general and administrative expenses	(140,530)	(146,599)	(373,128)	(402,177)
Depreciation and amortization	(87,229)	(76,215)	(220,371)	(216,710)
Other expense	(9,110)	(246)	(23,928)	(10,727)

Total operating costs and expenses	(553,384)	(499,013)	(1,426,205)	(1,387,150)

Operating income	85,894	70,044	211,311	198,409

Other income (expenses):
Monetary indexation, net	1,574	(299)	1,951	(1,038)
Gain (loss) on exchange rate, net	34,361	(65,990)	99,479	(47,785)
Interest expenses	(21,326)	(25,908)	(61,971)	(64,598)
Interest income	6,131	21,014	22,406	43,805
Financial income (expenses), net	41,466	6,146	(2,093)	(9,169)

Total other income (expenses), net	62,206	(65,037)	59,772	(78,785)

Income before income taxes	148,100	5,007	271,083	119,624

Income tax expenses	(32,307)	(2,690)	(72,013)	(64,265)

Net income	US$ 115,793	US$ 2,317	US$ 199,070	US$ 55,359

Net earnings per common share basic and diluted	US$ 0.32	US$ 0.01	US$ 0.55	US$ 0.16

Net earnings per preferred share basic and diluted	US$ 0.35	US$ 0.01	US$ 0.60	US$ 0.17

Weighted average number of common shares outstanding	114,459,685	114,276,393	114,248,203	113,998,722

Weighted average number of preferred shares outstanding	228,390,583	224,349,394	227,967,619	224,210,303

See accompanying notes to the unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of changes in stockholders’ equity and comprehensive income
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

	Number of shares issued		Capital stock			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive gain (loss) - only CTA	Total
	Preferred	Common	Preferred	Common	Total

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

Exchange of tax benefit contributed by stockholders for shares January 31, 2008	2,454,256	1,229,387	13,912	27,773	41,685	(41,685)	-	-	-

Tax benefit contributed by stockholders	-	-	-	-	-	1,156	-	-	1,156

Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	(408,642)	(408,642)

Net income for the year	-	-	-	-	-	-	23,206	-	23,206

Balance at December 31, 2008	225,574,263	113,051,524	US$ 2,373,572	US$ 987,414	US$ 3,360,986	US$ 38,659	US$ (1,781,395)	US$ (378,823)	US$ 1,239,427

Exchange of tax benefit contributed by stockholders for shares January 31, 2009	2,816,320	1,408,161	8,363	16,725	25,088	(25,088)	-	-	-

Change in cumulative translation adjustment for the period	-	-	-	-	-	-	-	412,029	412,029

Net income for the period	-	-	-	-	-	-	199,070	-	199,070

Balance at September 30, 2009 (unaudited)	228,390,583	114,459,685	US$ 2,381,935	US$ 1,004,139	US$ 3,386,074	US$ 13,571	US$ (1,582,325)	US$ 33,206	US$ 1,850,526

							Nine-months period ended September 30, 2009 and 2008

				Net income for the period			US$ 199,070	US$ 55,359
				Cumulative translation adjustments			412,029	(128,479)

				Total comprehensive income (loss)(unaudited)			US$ 611,099	US$ (73,120)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of cash flows (Unaudited)
September 30, 2009 and 2008
(Thousands of United States dollars)

	Nine-months period ended September 30,

	2009	2008

Operating activities
Net income for the period	US$ 199,070	US$ 55,359
Adjustments to reconcile net income to net cash provided by
Operating activities:
Amortization of deferred sign-on and hook-up fee revenues	298	(1,904)
Exchange losses, monetary indexation and interest expense, Net	24,368	126,818
Depreciation and amortization	220,371	216,710
Deferred income taxes	20,256	29,167
Write off and disposal of assets, net	6,266	2,179
Estimated liability for tax, labor and civil claims and assessments	(47,558)	(25,395)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(31,792)	(32,096)
Recoverable income taxes	(26,828)	(5,246)
Short-term investments	-	2,747
Prepaid expenses and other assets	(2,634)	6,447
Accounts payable to suppliers and programmers	(27,781)	(3,940)
Income taxes payable	22,360	18,737
Payroll and related charges	14,071	34,949
Sales taxes, accrued expenses and other liabilities	(12,007)	56,977

Net cash provided by operating activities	358,460	481,509

Investing activities
Acquisition of property and equipment	(340,748)	(373,280)
Acquisition of investments, net of cash acquired	(50,161)	-
Proceeds from sale of equipment	647	767

Net cash used in investing activities	(390,262)	(372,513)

Financing activities
Repayments of short-term debt	(68,258)	(47,284)
Issuances of long-term debt	35,890	35,560
Issuances of related party debt	-	200,000

Net cash provided by (used) in financing activities	(32,368)	188,276

Effect of exchange rate changes on cash and cash equivalents	83,973	(64,808)

Net increase in cash and cash equivalents	19,803	232,464
Cash and cash equivalents at beginning of the period	315,310	319,063

Cash and cash equivalents at end of the period	US$ 335,113	US$ 551,527

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 61,991	US$ 34,297
Cash paid for interest	US$ 53,667	US$ 42,488
Exchange of tax benefit contributed by shareholder for shares	US$ 25,088	US$ 41,685

See accompanying notes to the unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice service under the “NET FONE VIA EMBRATEL” brand name.

On April 22, 2009, through Resolution No. 528, Anatel (regulatory agency) prohibited pay-television providers from charging subscribers for more than one outlet per household. The resolution states that only specific events, such as installation, repair of the internal network and of the converters and decoders of the signal or similar equipment could be charged by operators of cable TV. An injunction had been granted by the Federal Court of Brasilia, through the “Associação Brasileira de TV por Assinatura”, or the ABTA (The Brazilian Pay TV Association), allowing the Company to continue charging the additional outlets. During the quarter ended September 30, 2009, the related injunction was revoked by the Federal Court of Brasilia. However, the Company does not expect any relevant impact on its operational activities, since the current business model related to the additional outlets consist of charging the customers for the rental of the equipments, installation and repairs already in accordance with the applicable regulatory resolution.

On September 30, 2009, the subsidiaries Antenas Comunitárias Brasileiras Ltda., Televisão a Cabo Criciúma Ltda., Net Arapongas Ltda., Net Londrina Ltda., Net Maringá Ltda. and 614 TVG Guarulhos S.A. were merged into Net Serviços de Comunicação S.A..

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

2. Basis of presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2009 are unaudited. However, in the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for nine-month period ended September 30, 2009 are not necessarily indicative of the results to be expected for the entire year.

These unaudited condensed consolidated interim financial statements have been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2008 and should be read in conjunction therewith.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by the USGAAP.

The Brazilian real (R$) appreciated 23.92% against the US Dollar (US$) during the nine-month period ended September 30, 2009 resulting in an exchange gain of US$99,479 mainly derived from the Company’s long-term dollar denominated debt of US$350,000. Due to the long-term nature of its debt and hedged exposure on short-term US dollar denominated obligations, the Brazilian real devaluation does not have immediate impact on the Company´s liquidity. See note 9 – Financial Instruments. The exchange rate of the R$ to the US$ was R$ 1.7781:US$ 1.00 at September 30, 2009, R$2.3370:US$ 1.00 at December 31, 2008 and R$ 1.745:US$ 1.00 at October 20, 2009.

Management has evaluated subsequent events through October 20, 2009, the same date when the condensed consolidated interim financial statements were issued.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

3. Significant Accounting Policies

Changes in an estimate

During the quarter ended September 30, 2009, the Company reviewed its estimate in regards to the annual effective tax rate for the year ending December 31, 2009. As a result of this review, the Company noted a change in its estimated annual effective tax rate from 32% to 26.5% . This change is mainly due to the tax benefits arising from the corporate restructuring process the Company is performing in 2009. The corporate restructuring process consist of reducing the number of legal tax entities by merging wholly owned subsidiaries into the holding company Net Serviços de Comunicação S.A., which has substantial amount of accumulated tax loss carryforward credits to be used against future taxable income.

The impact of this change reduced the income tax expenses for the nine-month period ended September 30, 2009 by US$15,508 and increased the net income by the same amount. The impact in the earning per share is US$0.04 per common share basic and diluted and US$0.05 per preferred share, basic and diluted.

4. Inventories

Inventories are comprised as follows:

	September 30, 2009	December 31, 2008

Consumable material	US$ 14,974	12,301
Parts and maintenance materials	15,687	14,125

	US$ 30,661	26,426

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

5. Business combinations

On June 30, 2009 the Company acquired 100% of outstanding quotas of Esc 90 Telecomunicações Ltda. which has operations in the Pay-tv and Broadband market. The originally reported purchase price of US$ 50,061 has been adjusted to a final price, fully paid, of US$50,077 during the quarter ended September 30, 2009 and the final goodwill is US$15,007.

The goodwill is attributed to expected future profit and is deductible for tax purposes. The assigned value of assets acquired and liabilities assumed will be determined based on ongoing appraisals.

The acquisition has been accounted for using the purchase method and the financial results of Esc 90 have been included in the Company’s condensed consolidated financial statements as from June 30, 2009.

During the quarter ended September 30, 2009 the Company concluded the purchase price allocation of the assets acquired and liabilities assumed of BIGTV Companies. As a result, the goodwill which was originally estimated at US$102,513 has been adjusted to US$118,387.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

6. Related party transactions

The balances with related parties as well as revenues and operating costs and expenses as of September 30, 2009 and December 31, 2008 are as follows:

	Trade accounts		Trade accounts payable
	receivable		and programmers

	September	December	September	December
Related companies	30,2009	31,2008	30,2009	31,2008

Emp. Brasil. de Telecom. S.A. – Embratel	US$ 10,538	7,427	95,617	52,218
Net Brasil S.A.	-	-	53,873	37,513
Globosat Programadora Ltda.	-	86	4,824	4,477
Editora Globo S.A.	-	-	557	424
Other	-	-	545	431

Total	US$ 10,538	7,513	155,416	95,063

	Nine-months period ended September 30,

	Service		Operating costs and
Related companies	Revenues		expenses

	2009	2008	2009	2008

Emp. Brasil. de Telecom. S.A. – Embratel	US$ 139,344	110,440	(90,839)	(87,849)
Net Brasil S.A.	-	-	(237,515)	(234,598)
Globosat Programadora Ltda.	629	818	(2,348)	(13,685)
Banco Inbursa S.A. (related party)	-	-	40,317	(43,429)
Other	-	-	(6,870)	(14,840)

Total	US$ 139,973	111,258	(297,255)	(394,401)

7. Debt

Debt is comprised as follows:

		Effective interest rate per year		Outstanding balances as of

		September	December	September	December
	Currency	30, 2009	31, 2008	30, 2009	31, 2008

Debentures - 6th public issuance	R$	10.46%	13.07%	US$ 326,191	US$ 248,181
Perpetual Notes	US$	11.75%	11.75%	150,000	150,000
Bank credit notes	R$	10.56%	13.62%	95,608	72,743
FINAME	R$	9.15%	9.15%	125,336	75,976
Banco Inbursa S.A. (related party)	US$	9.22%	9.22%	200,000	200,000

				897,135	746,900
Less current portion				(32,784)	(16,567)

Long-term debt				US$ 864,351	US$ 730,333

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

7. Debt
(Continued)

Bank Credit Notes

On August 31, 2009, as a result of negotiations between the Company and Bank Itau BBA, the contract related to the bank credit notes was amended to alter the loan’s maturity date from 2011 to 2014, 2015 and 2016, aiming to achieve a better capital structure.. Additionally, the interest rate changed from 1.2% p.a. to interbank rate (CDI) plus 2.55% p.a.. These changes were effective only from August 31, 2009 forward and do not impact prior periods.

Debentures

On September 23, 2009, in line with its strategy of accelerated growth, the Company extended the amortization period of its debentures from 2010 to 2013 to 2012 to 2015. Additionally, the following determinations, effective October 1, 2009, were agreed: (i) change of the interest rate from 0.7% p.a. to 100% of the interbank interest rate (CDI) plus 1.6% p.a. and (ii) payment of US$990 to the debentureholders as a premium for the renegotiation.

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due	Consolidated

2010	US$ 9,312
2011	37,245
2012	110,856
2013	96,351
2014	115,300
2015-2019	345,287

Total	US$ 714,351

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

8. Earnings per share

The following table sets forth the computation of earnings per share for the period ended September 30, 2009 and 2008 (in thousands, except per share amounts):

	Three months ended		Nine months ended
	September 30, 2009 and 2008		September 30, 2009 and 2008

Numerator
Net income	US$115,793	US$ 2,317	US$199,070	US$ 55,359

Denominator
Weighted average number of common shares	114,459,685	114,276,393	114,248,203	113,998,722
Weighted average number of preferred shares	228,390,583	224,349,394	227,967,619	224,210,303
10% - preferred shares	1.10	1.10	1.10	1.10
Weighted average number of preferred shares adjusted	251,229,641	246,784,333	250,764,381	246,631,333

Denominator for basic earnings per share	365,689,326	361,060,726	365,012,583	360,630,055

Basic earnings per common share	US$ 0.32	US$ 0.01	US$0.55	US$ 0.16
10% - preferred shares	1.10	1.10	1.10	1.10
Basic earnings per preferred share	US$ 0.35	US$ 0.01	US$0.60	US$ 0.17

9. Estimated liability for tax, labor and civil claims and assessments

The taxes and contributions, calculated and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine the estimated liability with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsels.

The tax, labor and civil claims and assessments is comprised as follows:

	September 30, 2009	December 31, 2008

Tax matters	US$ 312,718	US$ 262,842
Labor claims	30,175	19,985
Civil claims	24,489	14,963

Total	US$ 367,382	US$ 297,790

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Estimated liability for tax, labor and civil claims and assessments
(Continued)

The activity for tax, labor and civil claims and assessments is as follows:

	Labor	Civil	Tax	Total

Balances at December 31, 2008	US$ 19,985	14,963	262,842	297,790
Additions	8,109	10,142	27,626	45,877
Interest	443	69	11,288	11,800
Deletions	(4,806)	(5,402)	(81,621)	(91,829)
Additions ESC90	163	14	9,966	10,143
Currency translation adjustment	6,281	4,703	82,617	93,601

Balances at September 30, 2009	US$ 30,175	24,489	312,718	367,382

The Company has questioned in court the constitutionality of the legislation that enlarged the basis of calculation for PIS and COFINS social fund contributions including financial and other revenues in addition to operating revenues. The related liability has been kept in the Company’s books. During the quarter ended September 30, 2009, the Company, based on the opinion of its legal advisors, evaluated the recent developments related to the constitutionality of the Law nº 9.718/98 and, considering that the specific provision of the Law nº 9.718/98 that established the enlargement of the basis of calculation was revoked by the Law nº 11.941/09 and the existence of other favorable court decisions related to this matter, the Company reversed the related estimated liability of US$69,889. This reversa was recorded under financial income (expenses), net in the condensed consolidated statements of income

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made, related thereto is US$68,021 (US$47,464 on December 31, 2008), which is available to offset payments required under ultimate unfavorable court decisions.

The company is also involved in contingencies relating to tax matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes, in the amount of US$133,143 (US$100,476 at December 31, 2008).

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings. Labor claims and assessment expense are recorded as selling, general and administrative expenses in the income statement.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Estimated liability for tax, labor and civil claims and assessments
(Continued)

Civil proceedings arise in the normal course of business and correspond mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings. Civil claims and assessments expenses are recorded as selling, general and administrative expenses in the income statement.

Following is a description of the Company’s major indirect tax related matters:

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some notes holders exercised their rights in advance, the Company established a reserve of US$80,585 (US$60,682 at December 31, 2008) related to these taxes.

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$30,628 (US$19,262 at December 31, 2008).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. On September 30, 2009, court deposits and accrued liabilities under litigation amounts to US$28,636 (US$20,586 at December 31, 2008).

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Estimated liability for tax, labor and civil claims and assessments
(Continued)

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$29,037 relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. The tax assessment notice was judged favorable to the state and in January, 2009 the Company received a tax lien in the amount of US$ 62,957 related to this matter. Management, supported by the opinion of its external legal counsel, has presented its defense against the tax lien. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this tax lien amount to US$18,042 (US$13,139 on December 31, 2008).

The operating subsidiaries Vivax, ESC90 and BigTV Companies are challenging the taxation of ICMS tax rate on access provider’s revenues and also on the revenues. The Company recorded a provision in the amount of US$51,076 (US$36,987 on December 31, 2008) related to this matter.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

The Company and some of its consolidated cable operating subsidiaries provided letters and insurance of guarantee in the amount of US$167,709 (US$120,851 on December 31, 2008) to the state and federal tax authorities as a collateral for the amounts under litigation.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

10. Financial instruments

a) General

The Company and its subsidiaries are exposed to market risk arising from their operations and use derivative financial instruments to mitigate these risks. The Company’s revenues are substantially generated in Brazilian reais, while the Company has debt, interest and accounts payable to suppliers of equipment and programming denominated in foreign currencies. Therefore these amounts are exposed to exchange rate risk, particularly related to the US Dollar. The fair value of the principal financial assets and liabilities of the Company was determined on the basis of information available in the market and appropriate valuation methods. These assets are managed with a strong focus on protection, security and liquidity. The control policy provides for continued monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature in derivative or any other risk assets.

The Company has a formal policy for risk management. There is an active Financial Committee, created to support the Company’s Administration Board, is comprised of one member of each principal stockholder (Globo and Embratel) and one member from management. The Committee oversees the activities related to the Company’s financial investments, debts and management risks, and reports on a periodic basis to the Administration Board.

b) Fair value

The book value and fair value of Company’s debt are shown below:

	September 30, 2009

	Book value	Fair value

Liabilities
Debt – including interests
Debentures 6ª issue	336,496	300,553
Perpetual notes	151,454	152,016
Finame	126,121	126,121
Banco Inbursa S.A.	208,287	208,287
Bank credit notes	96,433	97,336

Total liabilities	US$ 918,791	884,313

The Company’s debt fair values have been calculated based on the estimated cost to pay the outstanding obligations at September 30, 2009, which also consideres the contractual penalties applicable for early payments.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

10. Financial instruments (Continued)

b) Fair value (Continued)

Based on management’s estimation, debt agreements with similar characteristics, if issued on September 30, 2009, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks that affect the Company and its subsidiaries’ business are as follows

Foreign exchange rate risk

The Company and subsidiaries’ results are exposed to fluctuations related to the effects of the foreign exchange rates on liabilities denominated in foreign currencies, principally the US dollar. Transactions with certain equipment suppliers are denominated in foreign currencies, principally the US dollar. The Company’s income is generated in reais.

The Company’s foreign currency exposure is shown below:

	Consolidated

	September 30, 2009	December 31, 2008

Short term
Interest payable	US$ 9,741	5,166
Accounts payable to foreign suppliers	10,824	34,806
Programming	2,671	1,538

	23,236	41,510
Long term
Perpetual Notes	150,000	150,000
Banco Inbursa loan	200,000	200,000

Liability exposure	US$ 373,236	391,510

In order to manage the risk of the effects of fluctuations of the Brazilian real against the US dollar, the Company entered into non-speculative foreign exchange swap contracts which are further discussed below in Derivative Financial Instruments. The counterparties on these swap contracts are the following banks: HSBC, Santander, Bradesco, UBS Pactual and Goldman Sachs.

Interest rate risk

The Company and subsidiaries’ results are exposed to fluctuations in the floating interest rates on the financial instruments, and debts with variable interest rates, mainly CDI (Interbank Certificate of Deposit) and TJLP (Long Term Interest Rate).

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

10. Financial instruments (Continued)

c) Risks that affect the Company and its subsidiaries’ business are as follows
(Continued)

The Company’s interest rate exposure is as follows:

	September 30, 2009	December 31, 2008

Debentures 6th issue	US$ 336,496	250,957
Finame	126,121	76,482
Bank credit notes	96,433	74,185

Liability exposure	US$ 559,050	401,624

Credit risk

The Company maintains cash and cash equivalents with a number of first line financial institutions and does not limit its exposure to one institution in particular, according to its formal policy. The Company has investment funds with conservative profiles, which are represented mainly by units in local fixed-income investment funds, multi-portfolio funds, creditor rights investment funds and others aiming to get better profitability. The assets of the funds are comprised of first line public securities and private securities with low risk ratings, in line with the standards established by the Company. Management believes there is a low risk of default by the counterparties.

The concentration of credit risk in accounts receivable from subscribers is limited by the large number of subscribers who make up its customer base and the balance in the allowance for doubtful accounts is sufficient to provide for estimated collection losses.

Derivative financial instruments

The Company uses derivative financial instruments to mitigate its exposure to exchange risk in accordance with its risk mitigation policies which are implemented by management under the oversight of the Finance Committee and the Administration Council.

The Company only uses foreign exchange derivative instruments to protect a portion of its anticipated capital expenditures that are denominated in US dollars and the payment of interest on US dollar debt. Management has executed foreign currency swap agreements with a notional amount of US$152,994 which fixes the US dollar exposure for the next twelve months related to 100% of interest payable and equipment to be acquired from foreign suppliers. The Company has no US dollar debt obligations with short or medium term amortization.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

11. Fair value measurements

The Derivative financial instruments held by the Company are shown below:

	Reference value (notional)		Fair value

Description	09/30/2009	12/31/2008	09/30/2009	12/31/2008

Swap
agreements	152,994	70,400	(37,935)	438

The net payable amount of US$37,935 is recorded as "Accounts payable - Swap" in the balance sheet and during the period ended September 30, 2009 the Company recognized a gain of US$2,664 and loss of US$52,695, resulting in a loss of US$50,031 related to derivative financial instruments which is recorded as other expenses.

The Company adopted FASB ASC topic 820 – Fair Value Measurements and Disclosures, (previously SFAS 157) on January 1, 2008, which increased the disclosures related to assets and liabilities measured at fair value on a recurring basis.

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  Level 1. Observable inputs such as quoted prices in active markets;

  Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

  Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
September 30, 2009 and December 31, 2008
(Thousands of United States dollars)

11. Fair value measurements (Continued)

Following is a summary of instruments that are valued at fair value:

Fair value measurements at September 30, 2009 using

Description	Balance at September 30, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Derivative instruments – foreign exchange swap contracts	(US$37,935)	US$-	(US$37,935)	US$-

The foreign exchange swap contracts are derivative instruments which are used to manage the risk of the effects of a major devaluation of the Brazilian real against the US dollar which are inputs, other quoted prices in active markets , that are observable either directly or indirectly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.